FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006.

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street, Airport City, Lod 70151 • ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

        In connection with the acquisition by AudioCodes Ltd., or AudioCodes, of Netrake Corporation, or Netrake: (1) Attached as Exhibit 15.1 hereto are the audited financial statements of Netrake for the fiscal years ended December 31, 2004 and December 31, 2005. (2) Attached as Exhibit 15.2 hereto are the unaudited financial statements of Netrake for the six months ended June 30, 2006. (3) Attached as Exhibit 15.3 hereto are the unaudited pro forma condensed combined income statements of AudioCodes and its subsidiaries for the year ended December 31, 2005 and the six months ended June 30, 2006 and the unaudited condensed combined balance sheet of AudioCodes and its subsidiaries as of June 30, 2006.

        The information set forth in Exhibits 15.1, 15.2, 15.3 and 15.4 of this Form 6-K is hereby incorporated by reference into (i) AudioCodes’s Registration Statement on Form F-3, Registration No. 333-111703; (ii) AudioCodes’s Registration Statement on Form F-3, Registration No. 333-123859; (iii) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-11894; (iv) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-13268; (v) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-13378; and (vi) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-105473.

Exhibits

15.1	Netrake Corporation audited financial statements for the fiscal years ended December 31, 2004 and December 31, 2005.

15.2	Netrake Corporation unaudited financial statements for the six months ended June 30, 2006.

15.3	AudioCodes Ltd. unaudited pro forma condensed combined income statements for the year ended December 31, 2005 and the six months ended June 30, 2006 and the unaudited condensed combined balance sheet as of June 30, 2006.

15.4	Consent of Ernst & Young LLP.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, AudioCodes has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD. By: /s/ Nachum Falek —————————————— Nachum Falek Chief Financial Officer

Dated: October 24, 2006

EXHIBIT INDEX

Exhibit No.	Description

15.1	Netrake Corporation audited financial statements for the fiscal years ended December 31, 2004 and December 31, 2005.

15.2	Netrake Corporation unaudited financial statements for the six months ended June 30, 2006.

15.3	AudioCodes Ltd. unaudited pro forma condensed combined income statements for the year ended December 31, 2005 and the six months ended June 30, 2006 and the unaudited condensed combined balance sheet as of June 30, 2006.

15.4	Consent of Ernst & Young LLP.